UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*
Diamond Hill Investment Group, Inc.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

25264R207
(CUSIP Number)

Roderick H. Dillon Jr.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215
(614) 255-3333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2015
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25264R207

1	NAMES OF REPORTING PERSONS

Roderick H. Dillon Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

259,490
	8	SHARED VOTING POWER

—
	9	SOLE DISPOSITIVE POWER

262,701
	10	SHARED DISPOSITIVE POWER

—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

262,701
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer
This Amendment No. 3 to Schedule 13D relates to the common shares, without par value (the “Common Shares”) of Diamond Hill Investment Group, Inc., an Ohio corporation (the “Issuer”). The Issuer’s principal executive office address is 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.
Item 2. Identity And Background

(a)	Roderick H. Dillon Jr. (“Mr. Dillon”)

(b)	Mr. Dillon’s business address is 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

(c)	Mr. Dillon’s principal occupation is Chief Executive Officer of the Issuer.

(d-e)
During the last five years, Mr. Dillon has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Dillon is a United States citizen.
Item 3. Source And Amount Of Funds Or Other Consideration
The majority of Common Shares were awarded to Mr. Dillon by the Company as equity compensation. Mr. Dillon also purchased some of his Common Shares with personal funds.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following:
On May 22, 2015, Mr. Dillon entered into a pre-arranged stock trading plan with Charles Schwab & Co., Inc. ("Charles Schwab") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "10b5-1 Plan"). The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety.
The transactions contemplated by the 10b5-1 Plan will result in the disposition of securities of the Issuer.
Since Mr. Dillon filed his Schedule 13D Amendment No. 2 on April 9, 2015 (“Amendment No. 2”), the direct number of Common Shares owned by Mr. Dillon has decreased by 36,000 Common Shares. Mr. Dillon’s overall ownership percentage of the Company’s Common Shares has decreased primarily due to disposition of these shares and the issuance of additional Common Shares since the filing of Amendment No. 2.

Item 5. Interest In Securities of The Issuer

(a)		As of July 9, 2015, the Issuer had 3,396,172 total outstanding Common Shares. Mr. Dillon beneficially owns 262,701, or 7.7%, of the total outstanding Common Shares of the Issuer.

(b)		Mr. Dillon holds sole voting power with respect to 259,490 shares and sole dispositive power with respect to all the Common Shares beneficially owned by him.

(c)		Since the filing of Amendment No. 2 on April 9, 2015, Mr. Dillon:
	-	acquired 43 Common Shares under the Company's 401(k) Plan
	-	disposed of 1,000 Common Shares through a gift on May 27, 2015
	-	disposed of 35,000 Common Shares pursuant to the 10b5-1 Plan as listed below:
		Date	Shares	Price
		6/12/2015	400	$200.13
		6/15/2015	8,000	$204.73
		6/16/2015	5,305	$204.90
		6/17/2015	3,681	$202.35
		6/18/2015	1	$200.40
		6/19/2015	5,000	$200.54
		6/22/2015	3,000	$200.30
		6/23/2015	2,159	$200.53
		6/24/2015	52	$200.54
		6/26/2015	206	$200.00
		6/29/2015	824	$200.00
		6/30/2015	2,857	$200.38
		7/1/2015	3,515	$200.31

(d)		Dividends on Common Shares held in the Company's 401(k) plan remain in such plan and are credited to the account of Mr. Dillon under the plan.

(e)		Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended by adding the following:
Pursuant to the 10b-5-1 Plan, Charles Schwab may sell up to 65,330 Common Shares owned by Mr. Dillon. All sales under the 10b5-1 Plan are to be made in the discretion of Charles Schwab and in accordance with the terms, conditions and restrictions of the 10b5-1 Plan. Charles Schwab's authority to sell shares commenced on June 9, 2015 and will terminated on the earlier to occur of when the execution of all of the trades under the 10b5-1 Plan have been executed, the date Charles Schwab receives notice of Mr. Dillon's termination of the Plan, or April 30, 2016.
Item 7. Material to Be Filed as Exhibits
Not applicable.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 9, 2015	By:	/s/ Roderick H. Dillon Jr.
Roderick H. Dillon Jr.